Exhibit 99.1

press release

ArcelorMittal announces financial calendar for 2021
7 December 2020, 18:00 CET

ArcelorMittal today announces its financial calendar for 2021.

Earnings results announcements:
•	11 February 2021: Q4 and full year 2020
•	6 May 2021: Q1 2021
•	29 July 2021: Q2 and half year 2021
•	4 November 2021: Q3 2021

Annual General Meeting of Shareholders:
•	4 May 2021

ENDS